EXHIBIT 12.1

                Computation of Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)

                                         Year ended December 31,
                                    ---------------------------------
                                    1997    1996   1995   1994   1993
                                    ----    ----   ----   ----   ----

Ratio of earnings to
  fixed charges(1)                    (2)     (2)    (2)    (2)    (2)


(1)  The ratio of earnings to fixed charges is determined by dividing
     (i) operating income by (ii) fixed charges. Fixed charges consist of total interest expense.

(2) In the years ended December 31, 1997, 1996, 1995, 1994 and 1993, earnings were insufficient to cover fixed charges by $520, $62,995, $3,378, $6,499, and $14,129, respectively.